Exhibit 97.1

KKR & Co. Inc.

Incentive Compensation Clawback Policy

1.         Overview. The Board of Directors (the “Board”) of KKR & Co. Inc. (the “Company” and, together with its subsidiaries, “KKR”) has adopted this Incentive Compensation Clawback Policy (the “Policy”) to comply with Section 303A.14 of the New York Stock Exchange Listed Company Manual (as such section may be amended from time to time, the “Listing Rules”). Capitalized terms not otherwise defined herein shall have the meanings assigned to such terms under Section 12 of this Policy.

2.          Interpretation and Administration. The Audit Committee of the Board (the “Committee”) shall have full authority to interpret and enforce the Policy; provided, however, that the Policy shall be interpreted in a manner consistent with its intent to meet the requirements of the Listing Rules. As further set forth in Section 10 below, this Policy is intended to supplement any other clawback policies and procedures that the Company may have in place from time to time pursuant to other applicable law, plans, policies or agreements.

3.         Covered Executives. The Policy applies to each current and former Executive Officer of the Company who serves or served as an Executive Oﬃcer at any time during a performance period in respect of which Incentive Compensation is Received, to the extent that any portion of such Incentive Compensation is (a) Received by the Executive Officer during the Company’s last three completed fiscal years preceding the date that the Company is required to prepare a Restatement (regardless of whether any such Restatement is actually filed) and (b) determined to have included Erroneously Awarded Compensation. For purposes of determining the relevant recovery period referenced in the preceding clause (a), the date that the Company is required to prepare a Restatement under the Policy is the earlier to occur of (x) the date that the Board, a committee of the Board, or an Executive Officer of the Company (who is authorized to take such action if Board action is not required) concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement or (y) the date a court of competent jurisdiction, the U.S. Securities and Exchange Commission, or other legally authorized governmental body directs the Company to prepare a Restatement. Executive Officers subject to this Policy pursuant to this Section 3 are referred to herein as “Covered Executives.”

4.         Recovery of Erroneously Awarded Compensation. If any Erroneously Awarded Compensation is Received by a Covered Executive, the Company shall take steps reasonably promptly to recover such Erroneously Awarded Compensation in a manner described under Section 5 of this Policy.
5.          Forms of Recovery. The Committee shall determine, in its sole discretion and in a manner that effectuates the purpose of the Listing Rules, one or more methods for recovering the full amount of any Erroneously Awarded Compensation hereunder in accordance with Section 4 above, which may include, without limitation: (a) requiring cash reimbursement; (b) seeking recovery or forfeiture of any gain realized on the vesting, exercise, settlement, sale, transfer or other disposition of any equity-based awards; (c) offsetting the amount to be recouped from any compensation or other payment otherwise owed by KKR to the Covered Executive; or (d) cancelling outstanding vested or unvested equity awards. To the extent the Covered Executive refuses to pay to the Company an amount equal to the Erroneously Awarded Compensation, the Company shall have the right to sue for repayment and/or enforce the Covered Executive’s obligation to make payment through the reduction or cancellation of outstanding and future compensation. Any reduction, cancellation or forfeiture of any compensation shall be done in compliance with Section 409A of the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

6.       No Indemnification. The Company shall not indemnify any Covered Executive against the loss of any Erroneously Awarded Compensation for which the Committee has determined to seek recoupment pursuant to this Policy.

7.	Exceptions to the Recovery Requirement.

(A)
Notwithstanding anything in this Policy to the contrary, Erroneously Awarded Compensation need not be recovered pursuant to this Policy if a majority of the Independent Directors of the Board determines that recovery would be impracticable to the extent permitted by the Listing Rules or applicable law, including as a result of any of the following:

i.
the direct expense paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered (provided that, before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Company must make a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt to recover, and provide that documentation to the Exchange); or

ii.
recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

(B)
Notwithstanding anything in this Policy to the contrary and unless otherwise prohibited by the Listing Rules, to the extent this Policy provides for recovery of Erroneously Awarded Compensation already recovered by the Company pursuant to Section 304 of the Sarbanes-Oxley Act of 2002, the amount of Erroneously Awarded Compensation already recovered by the Company from the recipient of such Erroneously Awarded Compensation may be credited to the amount of Erroneously Awarded Compensation required to be recovered pursuant to this Policy from such person.

8.        Committee Determination Final. Any determination by the Committee with respect to the Policy shall be final, conclusive and binding on all interested parties.

9.          Amendment. The Policy may be amended by the Board from time to time, to the extent permitted under the Listing Rules.

10.       Non-Exclusivity. Nothing in the Policy shall be viewed as limiting the right of the Company or the Committee to pursue additional remedies or recoupment under, or as required by, any similar policy adopted by the Company or under the Company’s compensation plans, award agreements, employment agreements or similar agreements or the applicable provisions of any law, rule or regulation which may require or permit recoupment to a greater degree or with respect to additional compensation as compared to this Policy (but without duplication as to any recoupment already made with respect to Erroneously Awarded Compensation pursuant to this Policy). This Policy shall be interpreted in all respects to comply with the Listing Rules.

11.       Successors. The Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.

12.	Defined Terms.

“Covered Executives” shall have the meaning set forth in Section 3 of this Policy.

“Erroneously Awarded Compensation” shall mean the amount of Incentive Compensation actually Received that exceeds the amount of Incentive Compensation that otherwise would have been Received had it been determined based on the restated amounts, and computed without regard to any taxes paid. For Incentive Compensation based on stock price or total shareholder return, where the amount of erroneously awarded Incentive Compensation is not subject to mathematical recalculation directly from the information in a Restatement:

(A)
The calculation of Erroneously Awarded Compensation shall be based on a reasonable estimate of the effect of the Restatement on the stock price or total shareholder return upon which the Incentive Compensation was Received; and

(B)	The Company shall maintain documentation of the determination of that reasonable estimate and provide such documentation to the Exchange.

“Exchange” shall mean the New York Stock Exchange.

“Executive Officer” shall mean the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the Company, in each case, as identified by the Company under Item 401(b) of Regulation S-K. Executive officers of the Company’s subsidiaries shall be deemed executive officers of the Company if they perform such policy making functions for the Company. The term “policy-making function” does not include policy-making functions that are not significant.

“Financial Reporting Measures” shall mean measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures, which includes stock price and total shareholder return (in each case, irrespective of whether such measures are presented within the Company’s financial statements or included in a filing with the

 Securities and Exchange Commission).

“Incentive Compensation” shall mean any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure, and may include cash bonuses and equity incentive awards issued pursuant to the Amended and Restated KKR & Co. Inc. 2019 Equity Incentive Plan (and any successor plans). Incentive Compensation does not include (i) equity incentive awards that are granted, earned or vested exclusively upon completion of a specified employment period or without any performance condition, (ii) cash bonus awards that are discretionary or based on subjective goals or goals unrelated to Financial Reporting Measures, or (iii) allocations of carried interests through KKR Associates Holdings L.P. (or similar entities established for the purpose of allocating carried interests) utilizing current or comparable methodologies in effect as of the date hereof. Compensation amounts shall not be considered “Incentive Compensation” for purposes of the Policy unless such compensation is Received on or after October 2, 2023 (which is the effective date of the Listing Rules).

“Independent Director” shall mean a director who is determined by the Board to be “independent” under the rules of the Exchange, as of any determination date.

“Listing Rules” shall have the meaning set forth in Section 1 of this Policy.

“Received”, in the context of the timing of the receipt of Incentive Compensation, shall be deemed to mean the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive Compensation award is attained, even if the payment or grant of the Incentive Compensation occurs after the end of that period.

“Restatement” shall mean a restatement of the Company’s previously issued financial statements due to the material noncompliance of the Company with any financial reporting requirement under United States federal securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the Company’s previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

Adopted on: November 6, 2023